UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 11)*
Under the Securities Exchange Act of 1934

INTREXON CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46122T102
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: John Owen Gwathmey, Esq. David I. Meyers, Esq. Troutman Sanders LLP Troutman Sanders Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1239

January 1, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46122T102	Page 2 of 5

This Amendment No. 11 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated March 27, 2014 and filed on April 7, 2014, as amended by Amendment No. 1 dated December 31, 2014 and filed on January 5, 2015, by Amendment No. 2 dated May 31, 2016 and filed  June 2, 2016, by Amendment No. 3 dated July 24, 2017 and filed July 26, 2017, by Amendment No. 4 dated October 16, 2017 and filed October 23, 2017, by Amendment No. 5 dated December 29, 2017 and filed on January 2, 2018, by Amendment No. 6 dated January 19, 2018 and filed January 22, 2018, by Amendment No. 7 dated July 3, 2018 and filed July 6, 2018, by Amendment No. 8 dated May 13, 2019 and filed May 15, 2019, by Amendment No. 9 dated May 24, 2019 and filed on May 24, 2019, and by Amendment No. 10 dated June 6, 2019 and filed on June 10, 2019 (the “Original Schedule 13D”), relating to the Common Stock, no par value per share (the “Common Stock”), of Intrexon Corporation, a Virginia corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”), the R.J. Kirk Declaration of Trust, a revocable trust established by Mr. Kirk (“RJ DOT”), Third Security, LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Third Security”), Third Security Capital Partners V, LLC, a Delaware limited liability company that is managed by Third Security (“TSCP V”), Kapital Joe, LLC, a Virginia limited liability company that is managed by Third Security (“Kapital Joe”), and NRM VI Holdings I, LLC, a Delaware limited liability company that is managed by an affiliate that is managed by Third Security (“NRM VI Holdings” and, together with Mr. Kirk, the RJ DOT, Third Security, TSCP V, and Kapital Joe, the “Reporting Persons”) are filing this Amendment to disclose the entering into of material agreements as set forth below, pursuant to which (i) the Company agreed to sell, on the terms and subject to the conditions specified in the Stock and Asset Purchase Agreement, the majority of its bioengineering assets to TS Biotechnology Holdings, LLC (“TS Biotechnology”), a Virginia limited liability company that is managed by Third Security, and (ii) TS Biotechnology agreed to purchase Common Stock in the approximate amount of $35,000,000, on the terms and subject to conditions specified in the Subscription Agreement.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On January 1, 2020, TS Biotechnology and the Company entered into a Stock and Asset Purchase Agreement (the “Stock and Asset Purchase Agreement”), pursuant to which the Company agreed to sell, on the terms and subject to the conditions specified therein, the majority of its bioengineering assets to TS Biotechnology.  The assets included in the Stock and Asset Purchase Agreement include all of the equity interests held by the Company in (1) Blue Marble AgBio LLC, a Delaware limited liability company, (2) ILH Holdings, Inc., a Delaware corporation, (3) Intrexon Produce Holdings, Inc., a Delaware corporation, (4) Intrexon UK Holdings Inc., a Delaware corporation, (5) Oragenics, Inc., a Florida corporation and (6) SH Parent, Inc., a Delaware corporation, as well as the Company’s domain name, dna.com, for an aggregate purchase price of $53 million and certain contingent payment rights.  The Stock and Asset Purchase Agreement contains a “go-shop” provision pursuant to which the Company has the right to initiate, solicit and encourage the making of Alternative Proposals (as defined in the Stock and Asset Purchase Agreement) and engage in, enter into and continue discussions or negotiations with respect to Alternative Proposals through January 31, 2020.   The Company and TS Biotechnology have each made limited representations, warranties and covenants in the Stock and Asset Purchase Agreement.

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Consummation of the transactions contemplated by the Stock and Asset Purchase Agreement is subject to certain customary closing conditions including, among others the completion of a corporate restructuring separating the transferred businesses and assets from the Company’s remaining businesses.  Unless the agreement is terminated by the Company in favor of an Alternative Proposal, the Company currently expects to close the transactions contemplated by the Stock and Asset Purchase Agreement on January 31, 2020.

Also on January 1, 2020, the Company and TS Biotechnology entered into a subscription agreement (the “Subscription Agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein, TS Biotechnology agreed to purchase, at a per share price equal to the volume weighted average price of Common Stock for the five consecutive trading days immediately following the second business day after January 14, 2020, rounded to the nearest whole cent (the “Per Share Purchase Price”), a number of shares of Common Stock, rounded to the nearest whole share, equal to (x) an amount equal to the lesser of (i) $35 million or (ii) if the Stock and Asset Purchase Agreement is terminated by the Company because the Company has entered into an Alternative Sale Agreement (as defined in the Stock and Asset Purchase Agreement), the difference between $88 million and the net cash proceeds that the Company or any of its subsidiaries is entitled to receive pursuant to such Alternative Sale Agreement; divided by (y) the Per Share Purchase Price (the “Shares”).  The Company and TS Biotechnology have each made limited representations and warranties and customary covenants in the Subscription Agreement.

The closing under the Subscription Agreement will occur on the later date of (i) the closing under the Stock and Asset Purchase Agreement, (ii) a closing under an Alternative Sale Agreement (as defined in the Stock and Asset Purchase Agreement), and (iii) the second business day after the end of the purchase price calculation period described above.  The Company currently expects to close the transactions contemplated by the Subscription Agreement on January 31, 2020.

Each of the Stock and Asset Purchase Agreement and the Subscription Agreement was approved by the independent members of the Company’s board of directors, with the recommendation of an independent special committee of the board.

The foregoing descriptions of the Stock and Asset Purchase Agreement and the Subscription Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Stock and Asset Purchase Agreement and the Subscription Agreement, which are filed as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

Effective January 1, 2020, the Company’s board of directors appointed Helen Sabzevari, Ph.D., as the Company’s President and Chief Executive Officer.  Also effective January 1, 2020, Mr. Kirk transitioned from Chief Executive Officer of the Company, to the position of Executive Chairman.

Other than as disclosed herein, as of the date of this Amendment, none of the Reporting Persons have present plans or proposals which would result in:

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(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction such as a merger, reorganization or disposition, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)
Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those actions enumerated above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the responses in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Stock and Asset Purchase Agreement, dated January 1, 2020, by and between Intrexon Corporation and TS Biotechnology Holdings, LLC (incorporated by reference as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated December 30, 2019)

Exhibit 2
Subscription Agreement, dated January 1, 2020, by and between Intrexon Corporation and TS Biotechnology Holdings, LLC (incorporated by reference as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated December 30, 2019)

Exhibit 3
Joint Filing Agreement, dated as of January 6, 2020, by and among Randal J. Kirk, the R.J. Kirk Declaration of Trust, Third Security, LLC, Third Security Capital Partners V, LLC, Kapital Joe, LLC, and NRM VI Holdings I, LLC.

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2020

/s/ Randal J. Kirk
Randal J. Kirk

R.J. KIRK DECLARATION OF TRUST

By:	/s/ Randal J. Kirk
Randal J. Kirk
Trustee

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY CAPITAL PARTNERS V, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

KAPITAL JOE, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VI HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1
Stock and Asset Purchase Agreement, dated January 1, 2020, by and between Intrexon Corporation and TS Biotechnology Holdings, LLC (incorporated by reference as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated December 30, 2019)

Exhibit 2
Subscription Agreement, dated January 1, 2020, by and between Intrexon Corporation and TS Biotechnology Holdings, LLC (incorporated by reference as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated December 30, 2019)

Exhibit 3
Joint Filing Agreement, dated as of January 6, 2020, by and among Randal J. Kirk, the R.J. Kirk Declaration of Trust, Third Security, LLC, Third Security Capital Partners V, LLC, Kapital Joe, LLC, and NRM VI Holdings I, LLC.